Form 51-102F3
Material Change Report

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1. Name and Address of Company

Bronx Ventures Inc.

(formerly Lucky 1 Enterprises Inc.)

#600 – 1199 West Hastings Street

Vancouver, B.C. V6E 3T5

2. Date of Material Change

February 3, 2006.

3. News Release

News release was issued on February 3, 2006 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4. Summary of Material Change

Further to its News Release dated December 20, 2005, Bronx Ventures Inc (“Bronx” or the “Company”) is pleased to announce that the Company has received all assay results from the Additional Diamond Drilling Program on the Company’s Extra High Property which is located on Samatosum Mountain, immediately south of the formerly producing Samatosum Mine, 60 kilometers northeast of Kamloops, B.C.

5. Full Description of Material Change

Further to its News Release dated December 20, 2005, Bronx Ventures Inc (“Bronx” or the “Company”) wishes to report that the Company has received all assay results from the Additional Diamond Drilling Program which was completed on the Company’s Extra High property.

The Extra High property is located on Samatosum Mountain, immediately south of the formerly producing Samatosum Mine, 60 kilometres north east of Kamloops, B.C. Previous drill programs by others in the 1980’s and by Bronx in September / October, 2005 had revealed important concentrations of gold, silver, copper, lead and zinc in a zone of mineralization called the K7 zone, lying immediately south of the Rea deposit.

The purpose of the Additional Diamond Drilling program was to expand the K7 zone of mineralization outlined during the earlier work program. The Additional Diamond Drilling Program consisted of eight holes for a total of 793.5 metres. Diamond drilling completed during 2005 by Bronx, on the Extra High property totaled 1,874.3 metres in 18 holes. This drilling has now defined a well mineralized structure extending over a strike length of greater than 180 metres and extending to greater than 150 metres below surface. Average thickness of the zone from 18 diamond drill holes is approximately 6 metres. It is important to note that there are fault gaps within this mineralized block and mineralization is not continuous from surface to the depth discussed.

HOLE	INTERCEPT		TRUE			ASSAY DATA
#	FROM	TO	WIDTH	Au g/t	Ag g/t	Cu %	Pb %	Zn%	As %
	metres	metres	metres

05-11	102.5	113.4	10.9	0.40	9.31	0.04	0.22	0.56	0.96
incl.	113.2	113.4	0.2	2.64	119.0	0.61	3.65	4.84	2.88
05-12	101.2	106.2	4.92	1.36	7.27	0.06	0.61	1.16	2.57
05-13	No intercept		(faulted off)
05-14	29.9	31.5	1.6	4.96	44.16	0.30	2.33	2.82	0.29
05-15	37.1	38.0	0.85	12.20	59.1	0.61	4.24	5.48	7.15
05-16	61.0	63.4	2.4	0.82	118.17	0.61	6.50	8.10	0.51
05-17	74.1	89.8	14.83	1.35	39.45	0.19	1.67	2.11	0.13
incl.	86.0	89.8	3.6	5.50	158.63	0.77	6.21	7.64	0.52
05-18	98.0	113.4	10.9	0.69	5.13	0.07	0.53	0.55	0.38
incl.	108.9	110.4	1.06	3.39	23.6	0.42	3.66	3.48	0.32

The K7 mineral zone within the Rea horizon remains open in all directions. Bronx is encouraged by the results of its 2005 exploration program and is awaiting receipt of the final technical report for its evaluation.

The diamond drilling program detailed above was conducted by and was under the direct supervision of J.W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101. Mr. J.W. Murton is a director of Bronx and is also responsible for the technical information presented in this news release.

For more information on the Company, please contact us at telephone number (604) 681-1519; 6th Floor, 1199 West Hastings Street, Vancouver, BC, V6E 3T5; email: info@bronxventures.com; website: www.bronxventures.com.

On Behalf of the Board of
Bronx Ventures Inc.
(formerly Lucky 1 Enterprises Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian
President

The statements made in this News Release may contain forward-looking statements, including but not limited to comments regarding the timing and content of upcoming work programs, that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

No information has been omitted.

8. Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9. Date of Report

This report is dated the 3rd day of February, 2006.